FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of April, 2003

Commission File Number: 0-29742



                                 Retalix Limited

                        (Formerly Point of Sale Limited)

                 (Translation of registrant's name into English)

                     10 Zarhin Street, Ra'anana 4300, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:



1. Notice to the shareholders published in various Israeli and US newspapers:
NOTICE OF ANNUAL MEETING OF THE SHAREHOLDERS OF THE COMPANY.
Dated April 2, 2003.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.







                                Retalix Limitied
                                  (Registrant)

                                  /s/ Guy Geri
                               ----------------------
Date: April 2, 2003            By: Guy Geri, Controller

                                  EXHIBIT INDEX







Exhibit Number                  Description of Exhibit



10.1 Notice to the shareholders published in various Israeli and US newspapers: NOTICE OF ANNUAL MEETING OF THE SHAREHOLDERS OF THE COMPANY. Dated April 2, 2003

                                  EXHIBIT 10.1

                                  RETALIX LTD.
                                 (the "Company")
                          NOTICE OF ANNUAL MEETING OF
                         THE SHAREHOLDERS OF THE COMPANY


We hereby provide notification that the annual meeting of the shareholders of the Company will be held on April 24, 2003, at 14:00 hours at the Company's offices at 10 Zarhin Street, Ra'anana, Israel.

The Issues on the Agenda:

1. Discussion regarding the financial statements of the Company for the year ended December 31, 2002.

2. The re-election of the current members to the Board of Directors of the Company, until the next annual general meeting of the shareholders of the Company.

3. The re-election of the current external directors of the company for an additional term of three (3) years. The external directors shall be entitled to compensation and expenses during their second term, in the fixed amount, in accordance with, and as set out in, the Companies Regulations (rules regarding compensation and expenses to an external director), 5760-2000.

4. The re-appointment of Kesselman & Kesselman as the Company's external auditors, and authorization of the Board of Directors to determine the external auditors' fees.

All the decisions require the approval of a simple majority of the shareholders of the Company present and participating in the vote.

The record date for the determination of the right of a shareholder to vote in the meeting, according to Section 182(b) of the Law, is April 7, 2003, at the end of the trading day on the Tel Aviv Stock Exchange (the "Record Date").

Every shareholder which is required to prove his ownership of a share in order to vote in the meeting in accordance with Section 177(1) of the Law, is required to provide the Company with an authorization by the Tel-Aviv stock exchange member with which such shareholder's ownership of shares is registered (on the Record Date), or similar proof for shareholders whose shares are held by a stock exchange member in the United States.

The full version of the items on the agenda is available for review at the registered offices of the Company, from Sunday through Thursday, during the hours 16:00 - 18:30, commencing on April 6, 2003 at 16:00 hours, and ending on April 17, 2003 at 18:30 hours.

The address of the registered office of the Company is 10 Zarhin Street, Ra'anana, Israel (Tel: +972(9) 776-6677).



A shareholder is entitled to vote personally or through a power of attorney, which must be deposited at the Company's registered office no later than 48 hours before the date of the meeting. A form of the power of attorney is available at the offices of the Company during regular business hours.

According to the Articles of Association of the Company, the quorum for the meeting will require the presence of two (2) shareholders (personally or represented by someone on their behalf), holding together or representing together at least one third of the voting rights in the Company. If within one-half hour from the date which was set for the meeting a quorum is not present, the meeting will be postponed to May 1, 2003, at 14:00, at the same location (the "Postponed Meeting"). If a quorum will not be present at the Postponed Meeting within one-half hour, any two (2) shareholders present (personally or represented by someone on their behalf), will be deemed to constitute a quorum.




By order of the Board of Directors

Barry Shaked

Dated: April 2, 2003